Exhibit 99.1

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

RE-PRICING OF ENTITLEMENT OFFER

Paringa Resources Limited (Paringa or Company) (NASDAQ: PNRL, ASX: PNL) advises that it has cancelled the retail component of its previously announced 1 for 4 pro-rata accelerated non-renounceable entitlement offer at an issue price of A$0.07 per share (Retail Entitlement Offer) and will now undertake a new re-priced fully underwritten 1 for 5 non-renounceable entitlement offer (New Offer) to raise approximately A$5.1 million before costs.

Under the New Offer, shareholders will be entitled to acquire 1 new share for every 5 shares held at the record date of Friday, 25 October 2019 at an issue price of A$0.05 per new ordinary share. The New Offer is fully underwritten by Argonaut Capital Limited. The agreed underwriting fee is 5%.

The institutional component of the Company’s previously announced 1 for 4 pro-rata accelerated non-renounceable entitlement offer (Institutional Entitlement Offer) was completed on September 20, 2019 and raised approximately A$3.1 million. Institutions who accepted the Institutional Entitlement Offer will be issued an additional 2 new shares for every 5 shares subscribed for under the Institutional Entitlement Offer, for no further consideration, to reflect the revised pricing of the New Offer (Top Up Shares). The Company expects to issue a total of 17,829,936 Top Up Shares on or about 12 November 2019 and will issue the Top Up Shares under Listing Rule 7.1. The Top Up Shares will be issued ex-entitlement.

All application monies received by the Company under the Retail Entitlement Offer will be refunded within 7 days to those shareholders who subscribed for new shares.

Eligible Paringa Directors intend to participate in the New Offer by subscribing for New Shares.

Proceeds from the New Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cashflow and to satisfy the equity raising condition in respect of the previously announced proposed royalty financing and term loan amendment with Tribeca Global Resources Credit Pty Limited (Tribeca) (as agent).

The Company and Tribeca are currently finalizing the formal documentation proposed royalty financing and term loan amendment. Due to the change in the issue price of the New Offer, the options to be issued to Tribeca in relation to the proposed royalty financing and term loan amendment (subject to shareholder approval and ASX waivers), will be revised to 30,000,000 Paringa options with an exercise price of A$0.06 per option and 30,000,000 Paringa options with an exercise price of A$0.07 cents per option. 50,000,000 of these options will be issued within 60 days after closing and 10,000,000 of these options will be issued upon draw down of the second US$10 million tranche of the Tribeca term loan facility.

Further details of the New Offer will be included in an Offer Document to be lodged by the Company shortly. An Appendix 3B for the New Offer accompanies this announcement.

Site Office: New York Office: Registered Office:	373 Whobry Road | Rumsey | KY | 42371 28 West 44th Street, Suite 810 | New York | NY | 10036 Level 9, 28 The Esplanade | Perth | WA | 6000	Email: Website: ABN:	info@paringaresources.com www.paringaresources.com 44 155 933 010

New Offer Key Dates

Key dates for the New Offer are as follows:

Entitlement Offer Event	Date
Announcement of New Offer	Monday, 21 October 2019
Shares quoted on an “Ex” basis	Thursday, 24 October 2019
Record Date for New Offer (5.00pm WST)	Friday, 25 October 2019
Opening Date of New Offer and despatch of Offer Document and Entitlement and Acceptance Form	Tuesday, 29 October 2019
Closing Date of New Offer (5:00pm WST)	Friday, 8 November 2019
Anticipated date for issue of the New Shares	Thursday, 14 November 2019
Anticipated date for despatch of holding statements	Friday, 15 November 2019

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Summary Information
The following disclaimer applies to this announcement and any information contained in it (the Information). The Information in this announcement is of general background and does not purport to be complete. It should be read in conjunction with Paringa's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this announcement or any Information contained in this announcement. In accepting this announcement, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

Not for release or distribution in the United States
This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.